UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

Global Clean Energy Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

378989206
(CUSIP Number)

March 26, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS. Michael Zilkha

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ] (b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	5,862,355

	6.	SHARED VOTING POWER	0

	7.	SOLE DISPOSITIVE POWER	5,862,355

	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 5,862,355

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.66%

12.	TYPE OF REPORTING PERSON IN

Item 1(a).  Name of Issuer.

The name of the issuer is Global Clean Energy Holdings, Inc. (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 2790 Skypark Drive, Suite 105, Torrance, California 90505.

Item 2(a).  Name of Person Filing.

Michael Zilkha

Item 2(b).  Address of Principal Business Office, or, if None, Residence.

The business address of Mr. Zilkha is 3262 Westheimer Rd #467, Houston TX, 77098-1002.

Item 2(c).  Citizenship.

Mr. Zilkha is a U.S. Citizen.

Item 2(d).  Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the “Common Stock”).

Item 2(e).  CUSIP No.

The CUSIP number is 378989206.

Item 3.If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)[  ]Broker or dealer registered under Section 15 of the Act

(b)[  ]Bank as defined in Section 3(a)(6) of the Act

(c)[  ]Insurance Company as defined in Section 3(a)(19) of the Act

(d)[  ]Investment Company registered under Section 8 of the Investment Company Act of 1940

(e)[  ]Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)[  ]Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)[  ]Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

(h)[  ]Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover pages and is incorporated herein by reference.

Prior to the transactions reported herein, Mr. Zilkha was the record owner of (i) 4,275,569 shares of the Issuer’s Common Stock and (ii) a convertible promissory note (the “Note”), which Note could be immediately converted into shares of the Issuer’s Common Stock at a conversion price of $0.30 per share. (The Note’s conversion price was adjusted from the original conversion price of $0.03 pursuant to a 1-for-10 reverse stock split effected by the Issuer on March 26, 2021.) Immediately prior to the transaction reported herein, the Note was convertible into 1,586,786 shares of the Issuer’s Common Stock.

On March 26, 2021, Mr. Zilkha converted 100% of the Note into Common Stock of the Issuer. Accordingly, as of March 26, 2021, Mr. Zilkha was the beneficial owner of 5,862,355 shares of the Issuer’s Common Stock.

Prior to the note conversion, the Issuer had an aggregate of 35,850,089 shares of its Common Stock outstanding, which number of outstanding shares increased to 37,436,875 after the note conversion.  As a result, following Mr. Zilkha’s conversion of the convertible note, Mr. Zilkha owned approximately 15.66% of the Issuer’s outstanding Common Stock.

Item 5.Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.Identification and Classification of Members of the Group.

Not Applicable.

Item 9.Notice of Dissolution of Group.

Not Applicable.

Item 10.Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2021

By:	/s/ MICHAEL ZILKHA
Michael Zilkha